Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Alerus Financial Corporation

Common Stock, $1 par value

CUSIP #335904108

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP #335904108

1.	Name of reporting person
	  S.S. or I.R.S. Identification No. of above person

   Alerus Financial Corporation
	  Taxpayer Identification No. 45-0375407

2.	Check the appropriate box if a member of a group*
  	(A) [ ]	(B)  [x]

3.	Sec. use only

4.	Citizenship or place of organization
   	North Dakota

                		5.	Sole voting power
Number of		          63,145
shares
beneficially	     6.	Shared voting power
owned by		           454,844
each reporting
person with	      7.	Sole dispositive power
                  			63,145

               		 8.	Shared dispositive power
			                  454,844

9.	Aggregate amount beneficially owned by each reporting person
   517,989

10.	Check box if the aggregate amount in row (9) excludes certain shares*  [ ]

11.	Percent of class represented by amount in row 9
   	20.7305%

12.	Type of reporting person*
    	HC




Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Alerus Financial Corporation

Common Stock, $1 par value

CUSIP #335904108

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP #335904108

1.	Name of reporting person
  	S.S. or I.R.S. Identification No. of above person

   Alerus Financial,N.A.
	  Taxpayer Identification No. 45-0140105

2. Check the appropriate box if a member of a group*
	  (A) [ ]	 (B) [x]

3.	Sec. use only

4.	Citizenship or place of organization
  	United States (National Bank)

                		5.	Sole voting power
Number of		          63,145
shares
beneficially	     6.	Shared voting power
owned by		           454,844
each reporting
person with	      7.	Sole dispositive power
			                  63,145

               		 8. Shared dispositive power
			                  454,844

9.	Aggregate amount beneficially owned by each reporting person
  	517,989

10.	Check box if the aggregate amount in row (9) excludes certain shares*	[ ]

11.	Percent of class represented by amount in row 9
   	20.7305%

12.	Type of reporting person*
   	BK




STATEMENT OF SCHEDULE 13G


Item 1(a)	 Name of Issuer:
		         Alerus Financial Corporation

Item 1(b)	 Address of Issuer's Principal Executive Offices:
        		 2401 Demers Ave.
		         Grand Forks, ND 58203

Item 2(a)	 Name of Person Filing:
         		1.	Alerus Financial Corporation
	         	2.	Alerus Financial, N.A.

         		This Statement is filed by Alerus Financial Corporation on behalf
		         of each of the above-named persons, pursuant to Rule	13d-1(f).
         		Attached is an agreement in writing between the above-named
         		persons that this Statement be so filed on behalf of each of	them.

         		Alerus Financial,N.A. is a bank as defined in Section 3(a)(6) of
           the Act and is a wholly-owned subsidiary of	Alerus Financial
           Corporation.

Item 2(b)	 Address of Principal Business Office:
         		1. Alerus Financial Corporation
			           2401 Demers Ave.
           			Grand Forks, ND 58203

         		2. Alerus Financial, N.A.
			           2401 Demers Ave.
           			Grand Forks, ND 58203

Item 2(c)	 Citizenship:
		         1.	Alerus Financial Corporation is a Delaware corporation.

         		2.	Alerus Financial,N.A. is a national	banking association organized
              under the laws of the	United States.

Item 2(d)	 Title of Class of Securities
		         Common Stock, $1 par value

Item 2(e)	 CUSIP Number:
		         335904108


Item 3		   If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
         		1.	Alerus Financial Corporation is a parent	holding company - Item 3
              classification: (g).

         		2.	Alerus Financial,N.A. is a bank defined in Section 3(a)(6) of the
              Act - Item 3 classification: (b).

Item 4		   Ownership
		         (a)	Amount Beneficially Owner:  Alerus Financial,N.A. may be deemed
               the beneficial owner of	517,989 shares of Alerus Financial
               Corporation Common	Stock held by it in a fiduciary capacity for
               various	trusts, agency accounts, and other fiduciary accounts.
               Alerus Financial Corporation, as the sole shareholder of Alerus
               Financial,N.A., may be deemed to beneficially own such shares indirectly.  Neither Alerus Financial Corporation nor Alerus
               Financial,N.A. has any rights to	acquire additional shares
               through the exercise of options or otherwise.

		         (b)	Percent of Class:	20.7305%

	         	(c)	Number of above shares as to which Alerus Financial,N.A. and, indirectly, Alerus Financial Corporation, have:

		            	(i)	  Sole power to vote or direct the vote:
					                63,145 shares.

			            (ii)	 Shared power to vote or direct the vote:
					                454,844 shares.

            			(iii)	Sole power to dispose or to direct the disposition of:
                     63,145 shares.

            			(iv)	 Shared power to dispose or direct the disposition of:
                     454,844 shares.

			            The persons filing disclaim beneficial ownership of, and the filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares
               covered by this Statement for	purposes of Sections 13, 14, or
               16 of the Act.

Item 5	   	Ownership of Five Percent or Less of a Class:
		         Not applicable.


Item 6		  Ownership of More than Five Percent on Behalf of Another Person:

		        All of the shares covered by this Statement are held in a fiduciary capacity.  Accordingly, persons other than Alerus Financial
          Corporation and Alerus Financial,N.A. have the right to receive or the
          power to direct	the receipt of dividends from, or the proceeds from
          the sale of, such shares.  No person individually has such an interest
          that	relates to more than five percent of the class.


Item 7		  Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company:

        		This schedule is filed by a parent holding company on its own behalf and on behalf of its wholly-owned subsidiary bank (Item 3
          classification: [b]).  Attached is an Exhibit identifying	such
          subsidiary.

Item 8		  Identification and Classification of Members of the Group:
		        Not applicable.

Item 9		  Notice of Dissolution of Group:
		        Not applicable.

Item 10	Certification:

       	By signing below I certify that, to the best of my knowledge and belief,
        the securities referred to above were acquired in	the ordinary course of
        business and were not acquired for the	purpose of and do not have the
        effect of changing or	influencing the control of the issuer of such
        securities an		were not acquired in connection with or as a participant
        in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:	February 13, 2001

                                         ALERUS FINANCIAL CORPORATION

                                						   By: Bonnie Upham
						                                   Its: Secretary



EXHIBIT TO SCHEDULE 13G


Item 7	  	 Alerus Financial,N.A.

         		Item 3 classification: (b).

AGREEMENT

The undersigned hereby agree that the Statement of Schedule 13G, to which this Agreement is attached shall be filed on behalf of Alerus Financial Corporation, a Delaware corporation, and Alerus Financial,N.A., a national banking association, by Alerus Financial Corporation, which owns all of the outstanding capital stock of Alerus Financial,N.A.

DATED:   February 13, 2001


                                         ALERUS FINANCIAL CORPORATION

                                						   By:  Bonnie Upham
					                                	   Its:  Secretary



                                         ALERUS FINANCIAL,N.A.


                                						   By:  Bonnie Upham
            						                       Its:  Secretary